SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934. [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2014
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For the transition period from ________________ to ________________

Commission file number 001-33390

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Third Federal 401(k) Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

TFS Financial Corporation
7007 Broadway Avenue
Cleveland, Ohio 44105

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Administrative Committee
Third Federal 401(k) Savings Plan
Cleveland, Ohio

We have audited the accompanying statement of net assets available for benefits of the Third Federal 401(k) Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits of the Plan for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets held for investment purposes at end of year as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.
Certified Public Accountants
Cleveland, Ohio
June 22, 2015

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Third Federal
401(k) Savings Plan

	December 31,
	2014	2013
ASSETS
Investments, at fair value	$97,487,902	$88,283,064

Receivables:
Employer contributions	1,327,630	1,266,766
Notes receivable from participants	2,720,955	2,458,222
Total Receivables	4,048,585	3,724,988

Total Assets	101,536,487	92,008,052

LIABILITIES	—	—

Net Assets Available for Benefits	$101,536,487	$92,008,052

See accompanying notes.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Third Federal
401 (k) Savings Plan

	Year Ended December 31,
	2014	2013
Additions to Net Assets Attributed to:
Contributions:
Employer	$3,069,707	$2,981,920
Employee	3,246,591	3,125,656
Rollover	285,855	418,666

Total Contributions	6,602,153	6,526,242

Investment Income
Interest and dividend income	778,965	533,771
Net unrealized/realized appreciation	7,225,745	15,173,354

Total Investment Income	8,004,710	15,707,125

Deductions from Net Assets Attributed to:
Benefits paid to participants	6,631,893	7,126,280
Administrative expenses	40,590	28,073

Total Deductions	6,672,483	7,154,353

Net Increase	7,934,380	15,079,014

Transfer from ASOP	1,594,055	1,553,430

Net Assets Available for Benefits:
Beginning of Year	92,008,052	75,375,608

End of Year	$101,536,487	$92,008,052

NOTES TO FINANCIAL STATEMENTS

Third Federal
401(k) Savings Plan

1	Description of Plan

The following description of the Third Federal 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document or Summary Plan Description for a complete description of the Plan's provisions.

General:

The Plan is a profit sharing plan and provides for employee contributions under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). A portion of the administrative costs related to the Plan are absorbed by the Company.

The Plan was restated effective January 1, 2013 and amended effective July 22, 2014 to make adjustments in the Plan document as required by the IRS.

Eligibility:

Employees of Third Federal Savings and Loan Association of Cleveland (Third Federal) with at least one year of eligible service are entitled to participate in the Plan following the completion of the eligibility requirements. A participant is credited with one year of eligible service for each "computation period" in which he completes at least 1,000 hours of service. An employee shall be deemed to meet this requirement on the date he first completes 1,000 hours of service in his most recent 12 consecutive months of employment. A participant must also be at least 18 years of age to become eligible for matching contributions (Tier I) and discretionary profit sharing contributions (Tier II) and at least 21 years of age for discretionary contributions (Tier III).

Contributions:

Employee Contributions: The Plan allows participants to contribute up to 75% of their eligible compensation to the Plan, up to the IRS maximum. The Plan allows participants who have attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v).  Participants may also contribute amounts representing distributions from other qualified plans.

Employer Matching Contributions: Third Federal makes a matching contribution (Tier I) equal to 100% of 401(k) deferrals up to the first 4% of compensation deferred.

Employer Discretionary Contributions: Third Federal may make a discretionary profit sharing contribution (Tier II) or a discretionary contribution (Tier III) to eligible participants. There were no Tier II profit sharing contributions made in 2014 or 2013. For 2014 and 2013, Tier III contributions of 2.5% of eligible wages were made.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

1	Description of Plan, Continued

	Participants' Accounts:

Each participant's account is credited with the participant's contribution, an allocation of Third Federal's contributions, if eligible, and Plan earnings net of administrative expenses. Allocations are based on participant contributions, participant earnings, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

	Vesting:

Participants are 100% vested in their own contributions and income thereon, at all times. Amounts contributed to a participant's Tier I and Tier II will be immediately 100% vested. Vesting of Tier III contributions is based on years of service in accordance with the table below:

		Years of
		Service	%
		Less than 2	—%
		2	25%
		3	50%
		4	75%
		5 or more	100%

	Retirement, Death and Disability:

	A participant is entitled to 100% of his or her account balance upon normal retirement, death or disability.

	Forfeitures:

At December 31, 2014 and 2013, forfeited non-vested accounts totaled $285 and $10,934, respectively. Forfeitures used to reduce contributions were $41,192 in 2014 and $481 in 2013. The Plan also allows forfeitures to be used to pay administrative expenses. For the plan years ended December 31, 2014 and 2013, respectively, $10,765 and $0 were used to pay administrative expenses.

1	Description of Plan, Continued

Payment of Benefits:

Upon termination of service, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in a lump-sum amount or transfer the value of the vested interest in his or her account to the trustee or custodian of another qualified retirement plan.

Plan Termination:

Although it has not expressed any intent to do so, Third Federal has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, participants will become 100% vested in their accounts.

Investment Options:

Upon enrollment in the Plan, a participant may direct employee and employer contributions to any of the investment options offered by the Plan. Participants are allowed to change their investment options once per day.

Investments in TFS Financial Corporation stock, the employer stock of Third Federal Savings, are based upon each employee's investment allocation. Purchases of stock occur when the custodian receives the employee and employer contributions. These purchases are conducted through a broker at the prevailing market price of the stock on the exchange in which these shares trade.

Notes Receivables from Participants:

Participants may borrow from their Tier I fund accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. The term of the loan shall not exceed five years unless the loan is for the purchase of a primary residence. The loan must bear interest at a reasonable prevailing rate. Participant loans are categorized as notes receivable from participants. These loans are valued at unpaid principal balance plus any accrued but unpaid interest.

The Plan considers a loan in default when the participant fails to comply with the loan note and security agreement for a period of 90 days. In the event of default, the Plan Administrator may declare the loan payable due in full immediately. At that time, there shall be a "deemed distribution" from the participant's account in the amount of the outstanding loan balance. Participant loans continue to accrue interest until the loan is settled by repayment or distribution from participant's account, including "deemed distribution". There were no participant loans in non-accrual status at December 31, 2014 or 2013.

Transfer from Associate Stock Ownership Plan (ASOP):

Participants in the ASOP who are at least age 55 with at least five years of vested service may elect to transfer all or any portion of their accounts in the ASOP to the Plan under the diversification provision of the ASOP. During 2014 and 2013, participants elected to transfer $1,594,055 and $1,553,430, respectively, from their accounts in the ASOP to their accounts in the Plan.

2	Summary of Significant Accounting Policies

The policies and principles which significantly affect the determination of net assets and results of operations are summarized below.

Accounting Method:

The Plan's financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition:

The Plan's investments are stated at fair value. Quoted market prices are used to value investments in registered investment companies and TFS Financial Corporation stock. Units of pooled separate accounts are valued by the asset custodian at the daily net asset value, which represents the cumulative market values of the pooled separate accounts' underlying investments. The Third Federal CD Portfolio is valued at the original cost plus the accrued interest which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts and disclosures, and actual results could differ from these estimates.

Risks and Uncertainties:

The Plan provides for various investment options including any combination of mutual funds, pooled separate accounts, and other investment securities. The investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect amounts reported in the statements of net assets available for benefits and participants individual account balances.

Payment of Benefits:

Benefits are recorded when paid.

3	Investments

	The following presents investments that represent 5% or more of the Plan's net assets.

		2014	2013
	Investments at fair value:
	American Funds American Balanced R4 Fund	$10,241,042	$9,171,489
	American Funds Fundamental Investment R4 Fund	$8,096,003	$7,642,480
	American Funds Growth Fund of America R4 Fund	$6,800,952	$6,439,129
	Third Federal Savings & Loan CD Portfolio	$13,569,316	$14,240,731
	TFS Financial Corporation common stock	$19,866,947	$15,700,395

	The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,225,745 in 2014 and $15,173,354 in 2013 as follows:

		2014	2013
	Pooled separate accounts	$2,104,708	$5,661,809
	Shares of Registered Investment Companies	1,584,885	6,233,063
	TFS Financial Corporation common stock	3,536,152	3,278,482
		$7,225,745	$15,173,354

In 2014 and 2013, the Plan's investments earned interest and dividend income of $778,965 and $533,771, respectively. Of these amounts, $73,405 (2014) and $108,504 (2013) was interest earned on the Third Federal CD portfolio. Dividends earned on TFS Financial Corporation common stock in 2014 and 2013 were $186,881 and $0, respectively.

	Fair Value Measurements:

Under generally accepted accounting standards, a framework has been established for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the framework are described below:

	Level 1
	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

3	Investments, Continued

Fair Value Measurements, Continued:

Level 2
Inputs to the valuation methodology include:
	*	Quoted prices for similar assets or liabilities in active markets;
	*	Quoted prices for identical or similar assets or liabilities in inactive markets;
	*	Inputs other that quoted prices that are observable for the asset or liability;
	*	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Pooled separate accounts and the CD portfolio can be redeemed on a daily basis with no redemption restrictions. If the Plan were to initiate a full redemption of the pooled separate account, the investment adviser reserves the right to temporarily delay disbursements from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. Mutual funds and common stock trade within industry standard settlement periods with no redemption restrictions. As of December 31, 2014 and 2013, there are no unfunded commitments related to the Plan's investments.

The investment strategies for the Plan's investments are varied and include long term growth of capital and income, market capitalization, high level of current income consistent with preservation of principal and maintenance of liquidity. They may invest in a broad range of domestic and foreign equities, real estate investments and fixed income funds with the objective of matching or exceeding the total return of certain market indices.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stock and Registered Investment Companies: Valued using the market approach at the closing price reported on the active market on which the individual securities were traded.
Pooled Separate Accounts: Valued at the net asset value ("NAV") of shares held by the Plan at the year-end.
CD Portfolio: Valued at the original cost plus accrued interest.

There were no changes to the valuation techniques used in fair value measurements at December 31, 2014 or 2013.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

3	Investments, Continued

	Fair Value Measurements, Continued:

	The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2014 and 2013.

		Investments at Fair Value as of December 31, 2014
		Level 1	Level 2	Level 3	Total
	Pooled Separate Accounts
	Balanced/Asset funds	$—	$7,346,283	$—	$7,346,283
	Fixed income funds	—	3,435,696	—	3,435,696
	Large U.S. equity funds	—	8,991,973	—	8,991,973
	Small/Mid U.S. equity funds	—	10,798,017	—	10,798,017
	Total Pooled Separate Accounts	$—	$30,571,969	$—	$30,571,969

	Registered Investment Companies
	Balanced/Asset funds	$10,241,042	$—	$—	$10,241,042
	International equity funds	5,973,515	—	—	5,973,515
	Large U.S. equity funds	17,265,113	—	—	17,265,113
	Total Registered Investment Companies	$33,479,670	$—	$—	$33,479,670

	Common Stocks
	Financial	$19,866,947	$—	$—	$19,866,947
	Total Common Stocks	$19,866,947	$—	$—	$19,866,947

	CD Portfolio	$—	$13,569,316	$—	$13,569,316

	Total Investments at Fair Value	$53,346,617	$44,141,285	$—	$97,487,902

3	Investments, Continued

	Fair Value Measurements, Continued:

		Investments at Fair Value as of December 31, 2013
		Level 1	Level 2	Level 3	Total
	Pooled Separate Accounts
	Balanced/Asset funds	$—	$5,512,887	$—	$5,512,887
	Fixed income funds	—	2,979,897	—	2,979,897
	Large U.S. equity funds	—	7,718,591	—	7,718,591
	Small/Mid U.S. equity funds	—	10,995,104	—	10,995,104
	Total Pooled Separate Accounts	$—	$27,206,479	$—	$27,206,479

	Registered Investment Companies
	Balanced/Asset funds	$9,171,489	$—	$—	$9,171,489
	International equity funds	6,242,008	—	—	6,242,008
	Large U.S. equity funds	15,721,962	—	—	15,721,962
	Total Registered Investment Companies	$31,135,459	$—	$—	$31,135,459

	Common Stocks
	Financial	$15,700,395	$—	$—	$15,700,395
	Total Common Stocks	$15,700,395	$—	$—	$15,700,395

	CD Portfolio	$—	$14,240,731	$—	$14,240,731

	Total Investments at Fair Value	$46,835,854	$41,447,210	$—	$88,283,064

There were no significant transfers in or out of Levels 1, 2, or 3 during the year ended December 31, 2014 or 2013. In the event that transfers between levels occur, the transfers are deemed to have occurred as of the end of the reporting period in which the transfer occurs.

4	Concentration of Investments

Included in investments are shares of TFS Financial Corporation common stock amounting to $19,866,947 (2014) and $15,700,395 (2013). This represents 20% and 18% of total investments as of that date for the years 2014 and 2013, respectively. A significant decline in the market value of TFS Financial Corporation's stock would significantly affect the net assets available for benefits.

5	Tax Status

The Internal Revenue Service has determined and informed Third Federal, by letter dated October 21, 2014, that the restated Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Recent plan amendments were not included in the 2014 favorable determination. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan continues to qualify under the IRC and the related trust continues to be tax-exempt as of December 31, 2014. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2014, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. During 2014, the Internal Revenue Service ("IRS") conducted an audit of the 2012 plan year. After completing the audit, the IRS stated in a letter dated April 21, 2015, that there were no findings from the exam. No audits for any tax periods are currently in progress.

6	Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. During 2014 and 2013, the Plan paid professional fees totaling $40,590 and $28,073, respectively, for the administration of the Plan. Certain Plan expenses relate to investments managed by Principal Financial Group, the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

Certain Plan investments consist of shares of TFS Financial Corporation. Third Federal is the Plan sponsor, and TFS Financial Corporation is the parent company of the Plan sponsor. Certain Plan investments also consist of balances in Third Federal CD, which is managed by Third Federal. Therefore, these related transactions qualify as party-in-interest transactions.

7	Subsequent Events

Management evaluates events occurring through the date the financial statements are issued in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Effective January 1, 2015, the Plan is amended to change the age of eligibility for discretionary contributions (Tier III) from age 21 to the plan year in which the employee has attained age 18 and completed one year of eligible service.

The board of directors approved a dividend of $.07 per share to stockholders of TFS Financial Corporation stock on February 26, 2015, payable on March 23, 2015 to shareholders of record as of March 9, 2015.  On May 28, 2015, the board of directors approved another dividend of $.07 per share to stockholders of record on June 12, 2015 to be paid on June 26, 2015.

8	Recent Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (FASB) issued new accounting guidance that eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value per share (or its equivalent) using the practical expedient in the FASB's fair value measurement guidance. An entity must disclose the amount of investments measured at net asset value per share (or its equivalent) under the practical expedient to allow reconciliation of total investments in the fair value hierarchy to total investments measured at fair value in the statement of changes in net assets. The accounting guidance will be effective for interim and annual reporting periods beginning after December 15, 2015 (effective January 1, 2016 for the Plan) and should be implemented using a retrospective approach. Early adoption is permitted. The adoption of this accounting guidance is not expected to have a material effect on the Plan's financial condition or results of operations.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Third Federal
401(k) Savings Plan
EIN 34-057493
Plan Number 002
December 31, 2014

	(b)	( c )
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	Third Federal S&L	Third Federal S&L Certificate of Deposit Portfolio, due 1/15 - 3/18, 0.349% - 2.97%	N/R	$13,569,316
	American Century	American Century Equity Income Advanced	N/R	2,368,158
*	Principal Life Insurance Company	Principal Bond & Mortgage Separate Account	N/R	3,435,696
*	Principal Life Insurance Company	Principal LifeTime Strategic Income Separate	N/R	561,772
*	Principal Life Insurance Company	Principal LifeTime 2010 Separate Account	N/R	418,581
*	Principal Life Insurance Company	Principal LifeTime 2020 Separate Account	N/R	1,769,422
*	Principal Life Insurance Company	Principal LifeTime 2030 Separate Account	N/R	2,709,297
*	Principal Life Insurance Company	Principal LifeTime 2040 Separate Account	N/R	1,238,872
*	Principal Life Insurance Company	Principal LifeTime 2050 Separate Account	N/R	643,743
*	Principal Life Insurance Company	Principal LifeTime 2060 Separate Account	N/R	4,596
*	Principal Life Insurance Company	Principal Partners Large-Cap Value III Separate Account	N/R	4,202,380
*	Principal Life Insurance Company	Principal Partners Large-Cap Growth I Separate Account	N/R	3,159,772
*	Principal Life Insurance Company	Principal Partners Mid-Cap Growth III Separate Account	N/R	2,654,287
*	Principal Life Insurance Company	Principal Partners Small-Cap Growth I Separate Account	N/R	2,202,949
*	Principal Life Insurance Company	Principal Small Cap Blend Separate Account	N/R	2,434,655
*	Principal Life Insurance Company	Principal Mid Cap Separate Account	N/R	3,506,125
*	Principal Life Insurance Company	Principal Large Cap S&P 500 Index Separate Account	N/R	1,629,821
	Putnam Investments	Putnam International Equity A Fund	N/R	2,700,045
	The American Funds	American Balanced R4 Fund	N/R	10,241,042
	The American Funds	Fundamental Investment R4 Fund	N/R	8,096,003
	The American Funds	Growth Fund of America R4 Fund	N/R	6,800,952
	The American Funds	Europacific Growth R3 Fund	N/R	3,273,471
*	TFS Financial Corporation	Common Stock		19,866,947
			N/R	97,487,902
*	Participant Notes Receivable	Interest rates ranging from 4.25% to 9.00%		$2,720,955
				100,208,857

	N/R	Participant directed investment, cost not required to be reported.
	*	Party-in-Interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned herunto duly authorized.

Third Federal Savings 401(k)
Savings Plan

June 22, 2015	/s/ Cathy Zbanek
Director, Human Resources

June 22, 2015	/s/ Nancy Cox
Manager, Human Resources